SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 29, 2017

On September 29, 2017, at 2:00 p.m., at the Company’s office located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Extraordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Chief Executive Officer Fernando Musa, Officers Gustavo Valverde and Pedro Freitas, and Marcella Menezes Fagundes, Business Counsel, and Mr. Guilherme Furtado, Corporate Governance Manager, were also present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the Proposal for Deliberation (“PD”), copies and related documentation of which were previously forwarded to the Board Members for cognizance, pursuant to the Internal Regulations thereof, and shall remain duly filed at the Company’s headquarters, the following deliberation was approved by unanimous vote of the attendees, under the terms and conditions set out in the respective PD: 1) PD.CA-BAK-11/2017 – Election of Officer: Approval of the election of Mr. Luiz Fernando Marinho Nunes, Brazilian citizen, married under the separate property ruling, chemical engineer, enrolled with the Individual Taxpayer’s Register of the Ministry of Finance (CPF/MF) under No. 236.194.737-49, bearer of Identity Card RG No. 02412030-5 SSP-RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida República do Chile, nº 500, 30º andar, Centro, Rio de Janeiro/RJ, CEP 20031-170, to occupy the vacated position and to perform the duties of Company Officer without specific title for the remainder of the term of office that will end at the Board of Directors’ Meeting that will take place after the Ordinary General Meeting is held in 2018. The Officer hereby elected shall take office on October 2, 2017, upon submission of the relevant deed of investiture, drawn up in a proper book, which shall state the compliance with the effective law and regulations, and upon representation, for the purposes of article 37, item II, of Law No. 8,934, of November 18, 1994, with wording given by Law No. 10,194, of February 14, 2001, according to the provision of paragraph 1 of article 147, of Law 6,404, of December 15, 1976, that he is not prevented by special law nor has he been sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or a crime against the welfare, public faith or property, nor is he subject to a criminal penalty that prohibits, even if temporarily, the access to public positions; he also presented, in order to comply with the provisions of CVM Rulings No. 358, of January 3, 2002, and No. 367, of May 29, 2002, written statements in accordance with the terms of said Rulings, which have been filed in the headquarters of the Company.On such occasion, the Board Members welcomed Mr. Luiz Fernando Marinho Musa. Due to the election approved above, the Executive Office of the Company has now the following composition: Fernando Musa – Chief Executive Officer, Gustavo Sampaio Valverde, Edison Terra Filho; Marcelo de Oliveira Cerqueira; Marcelo Arantes de Carvalho; Luiz Fernando Marinho Nunes and Pedro van Langendonck Teixeira de Freitas – Investors’ Relations Officer. II) Subjects for Acknowledgement: nothing to record. III) Subjects of Interest to the Company: nothing to record. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the acting Chairman and by the Secretary of the Meeting.

Headquarters - Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 29, 2017

São Paulo, September 29, 2017

Newton Sergio de Souza Chairman	Marcella Menezes Fagundes Secretary
Carla Gouveia Barretto	Ernani Filgueiras de Carvalho
Edson Chil Nobre	Fernando Reis Vianna Filho
Gesner José de Oliveira Filho	João Cox Neto
João Carlos Trigo de Loureiro	Luiz de Mendonça
Marcelo Lyrio	Pedro Oliva Marcilio de Sousa

Headquarters - Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.